Filed by Ligand Pharmaceuticals Incorporated

Pursuant to Rule 425 under the

Securities Act of 1933

Subject Company: Ligand Pharmaceuticals Incorporated

Commission File No: 001-33093

Contacts: Ligand Pharmaceuticals Incorporated John L. Higgins, President and CEO or Erika Luib, Investor Relations (858) 550-7896	Lippert/Heilshorn & Associates Don Markley dmarkley@lhai.com (310) 691-7100

Ligand to Present at Thomas Weisel Partners on September 9

SAN DIEGO (August 26, 2009) – Ligand Pharmaceuticals Incorporated (NASDAQ: LGND) announced today that John L. Higgins, President and Chief Executive Officer will be presenting at the Thomas Weisel Partners Healthcare Conference 2009 on Wednesday, September 9, at 9:10 a.m. Eastern time. The conference is being held at the Four Seasons Hotel in Boston.

A live webcast of the presentation will be available on Ligand’s website at http://investors.ligand.com/index.cfm. A replay of the presentation will be archived on the site for 30 days.

About Ligand Pharmaceuticals

Ligand discovers and develops new drugs that address critical unmet medical needs of patients with muscle wasting, frailty, hormone-related diseases, osteoporosis, inflammatory diseases, anemia, asthma, rheumatoid arthritis and psoriasis. Ligand’s proprietary drug discovery and development programs are based on advanced cell-based assays, gene-expression tools, ultra-high throughput screening and one of the world’s largest combinatorial chemical libraries. Ligand has strategic alliances with major pharmaceutical and biotechnology companies, including Bristol-Myers Squibb, Celgene, Cephalon, GlaxoSmithKline, Schering-Plough, Pfizer and Wyeth Pharmaceuticals. With nine pharmaceutical agreements and more than 20 molecules in various stages of development, Ligand utilizes proprietary technologies for identifying drugs with novel receptor and enzyme drug targets.

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